FORM 3                                                 -------------------------
                                                             OMB APPROVAL
                                                       -------------------------
                                                      OMB Number:   3235-0287
                                                      Expires:September 30, 1998
                                                      Estimated average burden
                                                      hours per response..0.5

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed  pursuant to Section  16(a) of the  Securities  and  Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Response)

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
1. Name and Address of Reporting        2. Date of          4.    Issuer Name and Ticker
   Person*                              Event Re-           or Trading Symbol
                                        quiring             Waste Systems International, Inc. (WSII)
                                        Statement
                                        (Month/Day/Year)
                                        7/2/99
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   (Last)         (First)  (Middle)     3. IRS or           5. Relationship of Reporting Person(s)   6. If Amendment, Date of
                                           Social              to Issuer                             Original (Month/Day/Year)
   Baldwin, L.P.                           Security              (Check all applicable)
                                           Number of        ___ Director          X  10% Owner
                                           Reporting        ___ Officer (give    ___ Other (specify
                                           Person                 title below)              below)
                                           (Voluntary)
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                  (Street)                                                                            7. Individual or Joint/Group
   1206 Oyster Cove Drive                                                                            Filing
                                                                                                   (Check Applicable Line)
                                                                                                    x   Form filed by One Reporting
                                                                                                        Person
                                                                                                    __  Form filed by More than One
                                                                                                        Reporting Person
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   (City)         (State)     (Zip)
Grasonville          MD       21638                   Table I - Non-Derivative Securities Beneficially Owned
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1. Title of Security                    2. Amount of             3.    Ownership                     4.    Nature of Indirect
   (Instr. 4)                              Securities                  Form:  Direct                 Beneficial Ownership (Instr. 5)
                                           Beneficially Owned          (D) or Indirect
                                           (Instr. 4)                  (I) (Instr. 5)
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common stock, par value $.01 per share     142,106                       D
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__________
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.      (Over)
*  If the form is filed by more than one reporting person, SEE Instruction 5(b)(v).                      SEC 1474 (7-96)


    TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED ( E.G. PUTS, CALLS,
                   WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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
1. Title of      2. Date Exercisable         3. Title and         4. Conversion or         5. Ownership Form of      6. Nature of
Derivative       and Expiration Date         Amount of            Exercise Price of        Derivative Security       Indirect
Security (Inst.  (month/day/year)            Securities           Derivative Security      Direct (D) or Indirect    Beneficial
4)                                           Underlying                                    (I) (Instr. 5)            Ownership
                                             Derivative                                                              (Instr. 5)
                                             Security
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                 Date         Expiration     Title    Amount
                 Exercisable  Date                    or
                                                      Number
                                                      of Shares
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                 (1)                         common   1,410,550   $1,763.19                D
Series C                                     stock
Preferred Stock
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
Explanation of Responses:

(1) The  shareholders  of the Issuer have not approved  the  conversion  of the shares of Series C Preferred  Stock into shares of
Common Stock of the Issuer.  Following  shareholder  approval,  the 800 shares of Preferred Stock will automatically  convert into
1,410,550 shares of Common Stock of the Issuer.


** Intentional  misstatements  or omissions of facts constitute               /s/ Horace G. Baldwin   Date: 7/12/99
   Federal Criminal Violations.                                               --------------------------------------          ------
   SEE  18 U.s.C. 1001 and 15 U.S.C. 78ff(a)                                  ** Signature or Reporting Person           Date

Note:     File three copies of this Form,  one of which must be manually  signed.
          If space is insufficient, SEE Instruction 6 for procedure.

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